Exhibit 99.21

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of October 17, 2013 (this “Agreement”), by and among Alico Holding, LLC, a limited liability company organized under the laws of Nevada (the “Seller”), 734 Investors, LLC, a limited liability company organized under the laws of Delaware (the “Buyer”), solely for purposes of Section 1.3, 734 Agriculture, LLC, a limited liability company organized under the laws of Delaware (“Parent”) and, solely for purposes of Section 6.10, Atlantic Blue Group, Inc., a corporation organized under the laws of Florida (“Alico Parent”).

RECITALS

WHEREAS, the Seller is the beneficial and record owner of 3,725,457 shares of common stock, par value $1 per share (the “Common Stock”), of Alico, Inc., a Florida corporation (the “Company” and such shares, the “Purchased Shares”);

WHEREAS, the Seller desires to sell, and the Buyer desires to buy, the Purchased Shares, subject to the terms and conditions set forth herein (the “Share Purchase”); and

WHEREAS, prior to the execution of this Agreement, and as a condition and material inducement to the Seller’s willingness to enter into this Agreement, the investors in Buyer have entered into equity commitment letters, whereby such investors, have agreed, among other things, to purchase equity in the Buyer and to fund certain obligations of the Buyer (the “Equity Commitments”).

NOW, THEREFORE, for and in consideration of the mutual promises set forth herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereof, the parties hereto agree as follows:

SECTION 1.   PURCHASE AND SALE

1.1       Purchase Price; Payment.

(a)        Subject to the terms and conditions contained herein, the Seller hereby agrees to sell, transfer and assign to the Buyer (or one or more wholly owned subsidiaries of the Buyer as designated by the Buyer), and the Buyer hereby agrees to purchase, acquire and accept from the Seller, the Purchased Shares for a purchase price of $37.00 per Purchased Share (the aggregate purchase price payable with respect to the Purchased Shares, the “Purchase Price”) paid in cash by wire transfer of immediately available funds to the account(s) hereafter designated by the Seller. Contemporaneously with the delivery of the Purchase Price, Seller will cause to be delivered to Buyer (or its designee) the certificates (or evidence of book-entry delivery) representing the Purchased Shares to be sold hereunder by the Seller.

(b)        The closing of the purchase and sale of the Purchased Shares (the “Closing”) will be held at the offices of Wachtell, Lipton, Rosen & Katz at 51 West 52nd Street, New York, NY  10019, at 10:00 a.m., local time, on the later of (i) November 15, 2013 and (ii) three (3) Business Days after satisfaction (or waiver, if permissible) of the conditions set forth in

Section 3 (other than conditions that by their nature are to be satisfied and are in fact satisfied at the Closing), or will be held at such other date, time or place as the parties may mutually agree.  The date at which the Closing occurs is referred to as the “Closing Date.”  The representations and warranties of the Seller, Parent and the Buyer set forth in this Agreement shall survive the Closing and shall terminate on the date which is one (1) year from the Closing Date, except that the representations and warranties set forth in Sections 1.2(b), 1.2(c), 1.2(d), 1.2(e), 1.2(m), 1.3(b), 1.3(c) and 1.3(i) shall survive indefinitely.  “Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York are authorized or obligated by Law or executive order to be closed.

(c)        If, between the date of this Agreement and the Closing Date, any change in the Common Stock shall occur, including by reason of any reclassification, recapitalization, stock split or combination, dividend (including stock dividends) or distribution, exchange or readjustment of shares, or similar transaction, or a record date for any of the foregoing is established, the number and type of shares deliverable hereunder by the Seller shall be appropriately adjusted.

(d)        The Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Seller such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax Law.  To the extent that amounts are so withheld by the Buyer and timely paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller.

1.2       Representations and Warranties of the Seller. The Seller represents and warrants to Parent and the Buyer that:

(a)        each of the Seller and Alico Parent is duly organized, validly existing and in good standing (as applicable) under the Laws of the State of Nevada and the State of Florida, respectively, and has the full power and authority to carry on its business as now conducted and to own its assets (including, in the case of the Seller, the Purchased Shares);

(b)        each of the Seller and Alico Parent has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, including, in the case of the Seller, to sell, transfer and assign to the Buyer all right, title and interest in and to the Purchased Shares to be sold by the Seller hereunder;

(c)        except as set forth on Schedule 1.2(c), the Seller has valid title to, and, together with Alico Parent, its sole member, is the record and beneficial owner of, the Purchased Shares free and clear of all security interests, claims, security interests, claims, liens or other encumbrances of any nature, including any rights of third parties in or to such shares (other than restrictions on transfer under applicable federal and state securities Laws);

(d)        upon payment by the Buyer of the Purchase Price and delivery to the Buyer (or its designee) of the certificates (or evidence of book-entry delivery) representing the Purchased Shares to be sold by the Seller hereunder at the Closing, the Buyer will acquire valid title to such interests, free and clear of all security interests, claims, liens and encumbrances of any nature (including free and clear of such liens set forth on Schedule 1.2(c)), other than any liens and restrictions created by the Buyer (or its designee) or restrictions on transfer under applicable federal and state securities Laws;

(e)        this Agreement has been duly and validly executed and delivered by each of the Seller and Alico Parent and, assuming the due execution and delivery thereof by the Buyer and Parent, is, and will be, a valid and binding obligation of the Seller and Alico Parent, enforceable against the Seller and Alico Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and by general principles of equity;

(f)        Alico Parent has obtained valid and binding written consents constituting the vote necessary under Alico Parent’s organizational documents and applicable Law to authorize and approve this Agreement and the consummation of the transactions contemplated hereby, including the Share Purchase (the “Alico Parent Approval”), which Alico Parent Approval has not been revoked or rescinded;

(g)        the execution and delivery of this Agreement by the Seller and Alico Parent and the performance by the Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will not:

(i)      conflict with or violate the organizational documents of the Seller;

(ii)      require any consent, waiver, approval, order or authorization of or other action by any United States or foreign federal, state, commonwealth, local (including county or municipal) or other governmental, regulatory, self-regulatory or administrative, department, board, bureau, authority, agency, division, instrumentality or commission or any court of any of the same (each, a “Governmental Entity”) or any registration, qualification, declaration or filing (other than compliance with and any filings and/or notices required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) with or without notice to any Governmental Entity, in each case on the part of or with respect to the Seller, the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on the Seller’s ability to consummate the transactions contemplated hereby;

(iii)     except as set forth on Schedule 1.2(g)(iii), require, on the part of the Seller, any consent or waiver by or approval of or notice to any other person or entity (other than a Governmental Entity), the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on the Seller’s ability to consummate the transactions contemplated hereby; or

(iv)     except as set forth on Schedule 1.2(g)(iv), result (with or without notice, lapse of time or otherwise) in a breach of the terms or conditions of, a default under, a conflict with, or the acceleration of (or the creation in any person of any right to cause the acceleration of) any performance or any increase in or creation of any payment required by, or the termination, suspension, modification, impairment or forfeiture (or the creation in any person of any right to cause the termination, suspension, modification, impairment or forfeiture) of any material rights or privileges of the Seller (any such breach, default, conflict, acceleration, increase, creation, termination, suspension, modification, impairment or forfeiture, a “Violation”) under (x) any agreement, contract, arrangement or understanding, written or oral (collectively, “Contract”), or any judgment, writ, order or decree (collectively, “Judgment”) to which the Seller is a party or by or to which the Seller, or any of its properties, assets or any of the Purchased Shares may be subject, bound or affected or (y) any applicable law, rule or regulation (collectively, “Law”), other than any such Violation as would not, either individually or in the aggregate, have a material adverse effect on the Seller’s ability to consummate the transactions contemplated hereby;

(h)        as of the date hereof, there is no action, claim, suit, investigation or proceeding, governmental, regulatory or otherwise (“Proceeding”), pending or, to the actual knowledge, after reasonable inquiry, of the individual set forth on Schedule 1.2(h) (the “Knowledge of the Seller”), threatened, against the Seller, or any of its Affiliates, relating to the Purchased Shares or the transactions contemplated by this Agreement.  “Affiliates” shall mean with respect to any natural person, general or limited partnership, corporation, limited liability company, firm, association or other legal entity (a “Person”), any other Person controlling, controlled by or under common control with such Person.  The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.  Notwithstanding the foregoing, the Company and its Affiliates, on the one hand, will not be deemed to be Affiliates of any of the Seller and its Affiliates, on the other hand, and vice versa;

(i)         except as expressly set forth herein, the Seller and its sole member, Alico Parent, have and will have at all times until the Closing, shared (solely amongst themselves) voting power (including the right to control such vote) with respect to all of the Purchased Shares;

(j)         to the Knowledge of the Seller, as of the date of this Agreement, the Company is not a party to, and has not adopted, approved or implemented, in its organizational documents or otherwise, any Anti-Takeover Provision;

(k)        attached hereto as Schedule A is a true and correct copy of a statement obtained by the Seller from the Company’s transfer agent stating that (i) the authorized Common Stock of the Company consists of 15,000,000 shares, and (ii) as of October 11, 2013, there were 7,377,106 shares of Common Stock issued, of which 67,434 shares of Common Stock were held in the Company’s treasury and 7,309,672 shares of Common Stock were outstanding;

(l)         Schedule 1.2(l) sets forth a true, correct and complete list of the Seller’s designee (the “Board Designee”) to the board of directors of the Company (the “Board of Directors”) and each committee of the Board of Directors on which such Board Designee is a member, if any;

(m)       except for CBRE Capital Advisors, Inc., no agent, broker, investment banker or other firm or person is or will be entitled to receive any broker’s or finder’s fee or any other commission or similar fee in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby based on arrangements made by the Seller or any of its Affiliates. The Seller (and not the Buyer or the Company (including its subsidiaries)) is solely responsible for any fees, commissions and expenses or other amounts that are or may become payable to CBRE Capital Advisors, Inc. or any Affiliate thereof in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE SELLER EXPRESSLY SET FORTH IN THIS SECTION 1.2, NONE OF THE SELLER NOR ANY OF ITS AFFILIATES, THE COMPANY OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY ON BEHALF OF THE SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR OTHERWISE.

1.3       Representations of the Buyer.  Each of the Buyer and Parent, severally and not jointly, represents and warrants to the Seller that:

(a)        it is duly organized, validly existing and in good standing under the Laws of the jurisdiction that governs it, and has the full power and authority to carry on its business as now conducted and to own its assets;

(b)        this Agreement has been duly and validly executed and delivered by it, and, assuming the due execution and delivery thereof by the Seller and Alico Parent, is a valid and binding obligation of it enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and by general principles of equity;

(c)        it has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, including, with respect to the Buyer, to purchase, acquire and accept from the Seller all right, title and interest in and to the Purchased Shares;

(d)        the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will not:

(i)       conflict with or violate its organizational documents;

(ii)      require any consent, waiver, approval, order or authorization of or other action by any Governmental Entity or any registration, qualification, declaration or filing with or without notice to any Governmental Entity, in each case on the part of or with respect to it, the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby;

(iii)      require, on the part of it, any consent or waiver by or approval of or notice to any other person or entity (other than a Governmental Entity), the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby; or

(iv)      result (with or without notice, lapse of time or otherwise) in a Violation under (x) any Contract or any Judgment to which it is a party or by or to which it, its properties or its assets may be subject, bound or affected or (y) any applicable Law, other than any such Violation as would not, either individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby;

(e)        as of the date hereof, there is no Proceeding pending or, to actual knowledge, after reasonable inquiry, of the individuals set forth on Schedule 1.3(e) (the “Knowledge of the Buyer”), threatened, against it relating to the transactions contemplated by this Agreement which would, either individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby;

(f)         (i) on or prior to the date of this Agreement, the Buyer has delivered to the Seller complete and correct copies of a fully executed debt commitment letter from the lender parties set forth on Schedule 1.3(f)(i), including all exhibits, schedules, annexes and amendments thereto, including without limitation, term sheets, all in effect as of the date of this Agreement (the “Commitment Letter”) and any related fee letter (a “Fee Letter”) in effect as of the date of this Agreement (the “Commitment Letter” and any Fee Letter, collectively the “Debt Commitment Letters”) pursuant to which the parties thereto (other than the Buyer) have agreed to provide the Buyer with debt financing on the terms set forth therein (the “Debt Financing”), and fully executed equity subscription agreements from the persons set forth on Schedule 1.3(f)(ii), including all exhibits, schedules, annexes and amendments thereto, including without limitation, term sheets, all in effect as of the date of this Agreement (the “Equity Agreements” and, together with the Debt Commitment Letters, the “Financing Commitment Letters”) from the investor parties thereto pursuant to which the investor parties thereto (other than the Buyer) have agreed to invest in the Buyer on the terms set forth therein (the “Cash Equity Financing” and, together with the Debt Financing, the “Financing”); (ii) the Financing, when funded in accordance with the Financing Commitment Letters will provide the Buyer with sufficient funds at the Closing Date to enable it (x) to consummate the Share Purchase (provided, that the Cash Equity Financing, when funded in accordance with the Equity Agreements, will provide the Buyer with sufficient funds at the Closing Date to pay the Purchase Price without regard to Debt Financing), (y) to pay all out-of-pocket expenses incurred by the Buyer in connection with the transactions contemplated by this Agreement, including any commitment or other fees required to be paid under the Financing Commitment Letters, and (z) to satisfy all of its other obligations under this Agreement; and (iii) as of the date of this Agreement, (A) none of the Financing Commitment Letters have been amended, restated, supplemented or otherwise modified or any provisions therein waived, (B) the respective commitments contained in the Financing Commitment Letters have not been withdrawn or rescinded in any respect and the Buyer has not received notice that withdrawal or rescission thereof is contemplated, (C) each of the Financing Commitment Letters is in full force and effect and is a legal, valid and binding obligation of the Buyer and, to the Knowledge of the Buyer, the other parties thereto, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (D) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (1) constitute a default or breach on the part of the Buyer under any term or condition of any Financing Commitment Letter, (2) constitute or result in a failure to satisfy a condition precedent or other contingency set forth in any of the Financing Commitment Letters, (3) make any of the assumptions or any of the statements set forth in the Financing Commitment Letters inaccurate in any material respect or (4) otherwise result in any portion of the Financing not being available.  As of the date of this Agreement, the Buyer has not received any notice or other communication from any party to any of the Financing Commitment Letters with respect to (i) any actual or potential breach or default on the part of the Buyer or any other party to any of the Financing Commitment Letters, (ii) any actual or potential failure to satisfy any condition precedent or other contingency set forth in any of the Financing Commitment Letters or (iii) any intention of such party to terminate any of the Financing Commitment Letters or to not provide all or any portion of the Financing.  The Buyer (both before and after giving effect to any “market flex” provisions contained in the Financing Commitment Letters):  (i) has no reason to believe it will not be able to satisfy on a timely basis each term and condition relating to the closing or funding of the Financing; (ii) knows of no fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause any of the Financing Commitment Letters to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, (B) cause any of the terms or conditions relating to the closing or funding of any portion of the Financing not to be met or complied with, or (C) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Financing Commitment Letters to not be available to the Buyer on a timely basis (and in any event as of the Closing); and (iii) knows of no potential impediment to the funding of any of the payment obligations of the Buyer under this Agreement.  The Buyer has fully paid any and all commitment fees or other fees or deposits required by the Financing Commitment Letters to be paid on or before the date of this Agreement, and the Buyer will pay when due all other commitment or other fees arising under the Financing Commitment Letters as and when they become payable.  There are no conditions to the obligations of the (i) lenders party to the Debt Commitment Letters other than those set forth in the Debt Commitment Letters or (ii) investors party to the Equity Agreements other than those set forth in the Equity Agreements;

(g)        the Buyer (i) is acquiring the Purchased Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof, (ii) acknowledges that the Purchased Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and that the Purchased Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable, (iii) is relying on its own due diligence and review of the Company, its operations and financial condition, and acknowledges that none of the Seller or its Affiliates, the Company or its Affiliates or any of their respective representatives makes any representation or warranty of any kind regarding the business, operations or financial condition of the Company (or any of its subsidiaries), and (iv) acknowledges that, except for the representations and warranties of the Seller expressly set forth in Section 1.2, none of the Seller or any of its Affiliates, the Company or any of its Affiliates or any of their respective representatives makes any express or implied representation or warranty on behalf of the Seller, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement or otherwise;

(h)        the Buyer is a newly created limited liability company and each of its investors holds less than fifty percent (50%) of the Buyer’s interests.  The Buyer does not have a balance sheet, operations or any sales revenues.  Further, the Buyer has no assets, other than the cash that will be provided by lenders and investors at the Closing to fund the obligations of the Buyer hereunder and the Buyer’s transaction expenses; and

(i)         except for Stephens Inc., no agent, broker, investment banker or other firm or person is or will be entitled to receive any broker’s or finder’s fee or any other commission or similar fee in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby based on arrangements made by the Buyer or any of its Affiliates.

SECTION 2.   DELIVERIES AT CLOSING

2.1       Seller Deliveries.  At the Closing, the Seller shall deliver or cause to be delivered to the Buyer (or its designee(s)) the following:

(a)        one or more certificates representing the Purchased Shares, accompanied by duly executed instruments of transfer in the name of the Buyer (or its designee(s)) as transferee or duly endorsed in blank, together with stock transfer tax stamps attached and/or written confirmation, or other evidence reasonably satisfactory to the Buyer that such Purchased Shares have been deposited by book-entry transfer to an account of the Buyer (or its designee(s)), which account shall have been identified to the Seller in writing by the Buyer three (3) Business Days prior to the Closing Date, maintained with a bank, brokerage firm or other financial institution;

(b)        one or more certificates, executed by the Seller and a senior executive officer thereof as to the matters referred to in Section 3.1(b);

(c)        a duly executed non-foreign affidavit substantially in the form of Exhibit A; and

(d)        a properly completed and executed original of Internal Revenue Service Form W-9 with respect to the Seller signed under penalties of perjury.

2.2       Buyer Deliveries.  At the Closing, the Buyer shall deliver or cause to be delivered to the Seller (or its designee(s)) the following:

(a)        the Purchase Price in cash by wire transfer of immediately available funds, subject to Section 1.1(d), to the account(s) designated by the Seller.  At least three (3) Business Days prior to the Closing Date, the Seller shall provide the Buyer with written notice of wire transfer instructions for delivery of the Purchase Price; and

(b)        a certificate, executed by a duly authorized officer of the Buyer, as to the matters referred to in Section 3.2(b).

SECTION 3.   CONDITIONS TO CLOSING

3.1       Conditions to the Buyer’s Obligations.  The obligation of the Buyer to consummate the purchase of the Purchased Shares contemplated by this Agreement is subject to the satisfaction of the following conditions, any of which may be waived in writing by the Buyer:

(a)        No Actions.  No judgment, decree, injunction or order, preliminary, temporary or permanent, or other binding order or determination, of or by any Governmental Entity shall be in effect, in any such case that makes illegal the consummation of the transactions contemplated hereby.

(b)        Performance; Representations and Warranties True and Correct.  The Seller shall have performed in all material respects all of its obligations hereunder to be performed by the Seller at or prior to the Closing Date and each of the representations and warranties contained in Section 1.2 shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date, in each case with the same effect as if then made (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be tested as of such earlier date).

(c)        Board Matters. (i) Those individuals set forth on Schedule B shall have been duly and validly elected to the Board of Directors, with such election to be effective immediately following the Closing; (ii) each member of the Board of Directors prior to the Closing (other than those members included on Schedule B) shall have duly and validly delivered to the Company his or her executed resignation as a director of the Company, subject to and effective immediately following the Closing; and (iii) the Company shall have complied with Rule 14f-1 under the Exchange Act by, among other things, preparing, filing with the SEC and delivering to the Company’s stockholders an information statement on Schedule 14f-1 in connection with the matters described in this Section 3.1(c) (the “Schedule 14f-1”) and 10 calendar days shall have elapsed from the date of delivery of the Schedule 14f-1.

(d)        No Dividends. Other than the cash dividend of $0.12 per share declared by the Board of Directors on September 25, 2013 (the “September Dividend”) and one regular quarterly cash dividend in respect of Common Stock declared by the Board of Directors during the fourth calendar quarter of 2013 in a manner and timing consistent with past practice, and in an amount not exceeding $0.12 per share of Common Stock (the “Fourth Quarter Dividend”), there shall not have been declared, and neither the Company nor any of its subsidiaries shall have made or paid, any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s or any of its subsidiaries’ capital stock or equity interests (“Dividends”), except for dividends by any wholly owned subsidiary of the Company to the Company or any other wholly owned subsidiary of the Company (“Intercompany Dividends”).

(e)        Deliveries.  The Seller’s deliveries, set forth in Section 2.1, shall have been delivered to the Buyer (on behalf of any of its designee(s)).

(f)         Anti-Takeover Provisions.  The Company shall not have become a party to any shareholder rights plan (as such term is commonly understood in connection with corporate transactions) and shall not have unilaterally adopted, approved or implemented, in its organizational documents or otherwise, any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” provision that would cause the Buyer to incur or suffer a detriment (including through disproportionate dilution, relative to other holders of Common Stock, of the Buyer’s equity or voting power or through a requirement to purchase or otherwise acquire, or offer to acquire, additional equity securities of the Company in the form of a mandatory offer requirement or similar provision), including by affecting the Buyer’s ability to continue to hold or acquire additional shares of Common Stock following the Closing or that would have an adverse effect on the Buyer’s representation on the Board of Directors from and after the Closing (any plan, agreement or provision described in this clause (f), an “Anti-Takeover Provision”).

3.2       Conditions of the Seller’s Obligations.  The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any of which may be waived in writing by the Seller:

(a)        No Actions.  No judgment, decree, injunction or order, preliminary, temporary or permanent, or other binding order or determination, of or by any Governmental Entity shall be in effect, in any such case that makes illegal the consummation of the transactions contemplated hereby.

(b)        Performance; Representations and Warranties True and Correct.  The Buyer shall have performed in all material respects all of its obligations hereunder to be performed by it at or prior to the Closing Date and each of the representations and warranties of the Buyer and Parent contained in Section 1.3 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, with the same effect as if then made (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be tested as of such earlier date).

(c)        Deliveries.  The Buyer’s deliveries, set forth in Section 2.2, shall have been delivered to the Seller (or its designee(s)).

SECTION 4.   COVENANTS

4.1       Mutual Covenants.   Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders, clearances, and approvals from all Governmental Entities necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement.  Each party shall cooperate fully with the other parties and their respective Affiliates in promptly seeking to obtain all such consents, authorizations, orders, clearances, and approvals.  Notwithstanding any covenants of the parties set forth herein, none of the parties hereto will be required to take or agree to take any action requiring, or to enter into any settlement, undertaking, condition, consent decree, stipulation or other agreement with any Governmental Entity that requires such party or any of its subsidiaries or Affiliates or the Company or any of its subsidiaries or Affiliates to (a) hold separate (in trust or otherwise), divest or otherwise rearrange the composition of any assets, businesses or interests of either party or the Company or any of their subsidiaries or Affiliates or imposes any limitations on the parties’ or the Company’s freedom of action with respect to future acquisitions of assets or with respect to any existing or future business or activities or on the enjoyment of the full rights of ownership, possession and use of any asset now owned or hereafter acquired by any such person (including any securities of Parent, the Buyer, the Company or any of their Affiliates and the voting and other rights related to ownership thereof), (b) agree to any other conditions or requirements or to take any other actions that are adverse or burdensome or would reasonably be expected to adversely affect such Person, in order to satisfy any objection of any Governmental Entity or any other Person or (c) incur any material financial obligation imposed by any Governmental Entity.  Each party hereto agrees to keep the other parties hereto apprised of the status of matters relating to completion of the transactions contemplated hereby.  The Buyer and the Seller shall promptly furnish each other, to the extent permitted by applicable Laws, with copies of written communications received by them, their subsidiaries or Affiliates or the Company (to the extent practicable) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.  The Seller shall give prompt written notice to the Buyer, and the Buyer shall give prompt written notice to the Seller, of the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Section 3.1 or Section 3.2, as applicable.  The Seller shall reasonably cooperate with the Company in preparing, filing with the SEC and delivering to the Company’s stockholders the Schedule 14f-1 as promptly as reasonably practical after the date of this Agreement

4.2       Conduct of Business.  From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, without the prior written consent of the Buyer, the Seller and its Affiliates will not take any action in furtherance of or authorize any of the following: (a) amending or modifying the organizational or constituent documents of the Company or any of its subsidiaries, (b) paying or making any Dividends, except for Intercompany Dividends, the September Dividend and the Fourth Quarter Dividend, if any, (c) issuing, selling, pledging, disposing of, encumbering, delivering (or authorizing any of the foregoing), or authorizing any additional shares of, Common Stock, preferred stock or any other capital stock or other equity or voting securities of the Company or a Company subsidiary, except in the ordinary course consistent with past practice pursuant to the Company’s equity incentive plans or (d) selling, pledging, disposing of, encumbering or delivering any of the Purchased Shares.

4.3       Director Resignations.  The Seller shall cause each Board Designee to duly and validly deliver to the Company his or her executed resignation as a director of the Company subject to and effective immediately following the Closing.

4.4       Buyer Financing.

(a)        The Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate, and obtain the proceeds of, the Financing on the terms and conditions described in the Financing Commitment Letters.  The Buyer shall not permit any amendment, replacement, supplement or other modification to be made to, or any waiver of any provision or remedy under, the Financing Commitment Letters or any definitive agreements related to the Financing Commitment Letters without the prior written consent of the Seller if such amendment, modification or waiver (A) would reasonably be expected to impede, prevent or materially delay the consummation of the Financing or the transactions contemplated by this Agreement, (B) materially adversely impacts (1) the ability of the Buyer to enforce its rights against the other parties to the Financing Commitment Letters or the definitive agreements with respect thereto or (2) the ability of the Buyer to consummate the transactions contemplated hereby (C) adversely amend or expand upon the conditions precedent to the Financing or (D) reduces the aggregate amount of the Debt Financing and the financing under the Equity Agreements.  Notwithstanding the foregoing, the Buyer may amend the Financing Commitment Letters to add lenders or investors, as applicable, or similar entities that have not executed the Financing Commitment Letters as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Financing or the transactions contemplated by this Agreement.  Upon any such amendment, replacement supplement or modification of any of the Financing Commitment Letters in accordance with this Section 4.4(a), the term “Financing Commitment Letters” shall mean the Financing Commitment Letters as so amended, replaced, supplemented or modified in accordance with this Section 4.4(a) and, in the event that Buyer obtains Alternative Financing in accordance with this Section 4.4(a), the term “Financing Commitment Letters” shall mean the commitment letter or letters (as amended, replaced, supplemented or modified in accordance with this Section 4.4(a)) related to the Alternative Financing.  The Buyer shall promptly upon execution deliver to the Seller copies of any amendment, supplement, modification or waiver to the Financing Commitment Letters.

(b)        Without limiting the foregoing, the Buyer shall use reasonable best efforts to enforce its rights (including, without limitation, commencing litigation) against the lenders and other persons providing the Financing to fund such Financing, and the Buyer shall use its reasonable best efforts to (i) maintain in effect each of the Financing Commitment Letters in accordance with its terms, (ii) satisfy (or obtain waiver of) all conditions and covenants applicable to the Buyer in each of the Financing Commitment Letters at or prior to the Closing and otherwise comply with its obligations thereunder, (iii) as applicable, enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitment Letters (including, as necessary, the “market flex” conditions contained therein) and (iv) consummate the Financing at or prior to the Closing.

(c)        In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitment Letters, (A) the Buyer shall promptly notify the Seller, and (B) the Buyer shall use all reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are not less favorable in any material respect to the Buyer than those contemplated by the Financing Commitment Letters, would not involve any material conditions to funding the Financing that are not contained in the Financing Commitment Letters and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Closing or the transaction contemplated hereby (“Alternative Financing”), as promptly as practicable following the occurrence of such event but in no event later than the first date on which any payment for the Purchased Shares is required to be made by the Buyer in respect of the Closing, including entering into definitive agreements with respect thereto.  In the event that Alternative Financing shall be obtained pursuant to this Section 4.4(c), the Buyer shall comply with the covenants in Section 4.4(b) with respect to such Alternative Financing and shall promptly furnish to the Seller the debt commitment letter and term sheet, or equity subscription agreements, as applicable, including, in each case, all exhibits, schedules or amendments thereto (or similar documents), with respect to such Alternative Financing.

(d)        Notwithstanding anything contained in this Agreement to the contrary, (i) the Buyer expressly acknowledges and agrees that the Buyer’s obligations hereunder are not conditioned in any manner upon the Buyer obtaining any financing and (ii) the failure, for any reason, of the Buyer to have sufficient cash available on the Closing Date to pay the Purchase Price in accordance with Section 1 hereof and/or the failure to so pay the Purchase Price on the Closing Date, in each case, shall constitute a willful breach of this Agreement by the Buyer.

4.5       Publicity.  From the date of this Agreement until the Closing, the parties and their respective Affiliates hereto will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment (including the filing of a Schedule 13D or amendment thereto with the SEC) prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity.

4.6       Further Assurances.  Subject to Section 4.1, each party hereto shall reasonably cooperate with the other parties and use its reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate the transactions contemplated hereby; provided that, for the avoidance of doubt, nothing in this Section 4.6 shall require any party to waive any condition to the Closing set forth in Section 3.  If, subsequent to the Closing Date, further documents are reasonably requested in order to carry out the provisions and purposes of this Agreement, the parties hereto shall execute and deliver such further documents.

SECTION 5.   TERMINATION

5.1       Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)        by mutual written consent of the Seller and the Buyer;

(b)        by the Seller or by the Buyer, if the Closing shall not have occurred before December 30, 2013, provided that such terminating party has not breached or failed to perform any of its material obligations hereunder;

(c)        by the Buyer if there has been a material breach by the Seller of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach shall not have been cured within ten (10) Business Days after written notice thereof shall have been received by the Seller; and

(d)        by the Seller if there has been a material breach by the Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement and (i) if written notice thereof is received by the Buyer prior to December 1, 2013, such breach shall not have been cured within ten (10) Business Days after written notice thereof shall have been received by Buyer or (ii) if written notice thereof is received by the Buyer on or after December 1, 2013, such breach shall not have been cured within five (5) Business Days after written notice thereof shall have been received by Buyer.

5.2       Effect of Termination.  In the event of any termination of this Agreement pursuant to Section 5.1, this Agreement shall be terminated, and there shall be no further liability or obligation hereunder or thereunder on the part of any party hereto; provided that nothing contained in this Agreement (including this Section 5.2) will relieve any party from liability for fraud or any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 6.   MISCELLANEOUS

6.1       Notice.  Any notice, request, claim, demand or other communication under this Agreement shall be in writing, shall be either personally delivered, delivered by facsimile transmission, or sent by reputable overnight courier service (charges prepaid) to the address for such party set forth below or such other address as the recipient party has specified by prior written notice to the other parties hereto and shall be deemed to have been given hereunder when receipt is acknowledged for personal delivery or facsimile transmission or one day after deposit with a reputable overnight courier service.

If to the Buyer or Parent:

734 Investors, LLC
590 Madison Avenue
New York, NY 10022
Attention:  Remy Trafelet
Telephone:  (212) 201-7817
Facsimile:    (212) 201-7802

with a copy to (which shall not constitute notice hereunder):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:  Matthew M. Guest, Esq.
Telephone:  (212) 403-1000
Facsimile:    (212) 403-2000

If to the Seller or Alico Parent:

Atlantic Blue Group, Inc.
122 East Tillman Avenue
Lake Wales, FL 33853
Attention:  David A. Koon
Telephone:  (863) 232-4379
Facsimile:    (863) 678-0934

with a copy to (which shall not constitute notice hereunder):

Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, IL  60606
Attention:  Charles W. Mulaney, Jr., Esq.
                 Richard C. Witzel, Jr., Esq.
Telephone:  (312) 407-0700
Facsimile:    (312) 407-0411

6.2       Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware or Federal Courts of the United States of America, in each case, located in the State of Delaware for any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, whether framed in contract, tort or otherwise, and further agrees that service of any process, summons, notice or document by U.S. mail to its respective address set forth in this Agreement shall be effective service of process for any Proceeding brought against it in any such court.  Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.3       Successors and Assigns.  Neither this Agreement nor any of the rights or obligations under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto.  Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

6.4       Counterparts.  This Agreement may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

6.5       Remedies.

(a)        Each party hereto agrees that irreparable damage for which money damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform any of the covenants or agreements in this Agreement in accordance with its terms or otherwise breach such covenants or agreements, and it is therefore agreed that in addition to and without limiting and other remedy or right it may have at law or in equity, the non-breaching party shall be entitled to an injunction, temporary restraining order, specific performance or other equitable relief in any court of competent jurisdiction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

(b)        Notwithstanding anything in this Agreement to the contrary, the parties hereby acknowledge and agree that the Seller shall be entitled to seek specific performance to cause the Buyer to effect the Closing in accordance with Section 1.1(b) (including, for the avoidance of doubt, by enforcing its rights against the lenders and other persons providing the Financing in accordance with Section 4.4(b)) only if (i) all conditions in Section 3.1 (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, (ii) the Buyer fails to complete the Closing within two (2) Business Days of the confirmation delivered pursuant to clause (iii) below, and (iii) the Seller has irrevocably confirmed in writing that if specific performance is granted and the Financing is funded, then the Closing will occur.

6.6       Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

6.7       Entire Agreement.  This Agreement (including the Schedules and Annexes hereto) and the Equity Agreements  embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof or thereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

6.8       Interpretation.  Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders.  The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless otherwise specified, the terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the Schedules and Annexes hereto), and references herein to Sections refer to Sections of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

6.9       Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed by all parties hereto.  Waiver of any term or condition of this Agreement by any party shall only be effective if in writing by such party and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other term or condition of this Agreement.

6.10     Guaranty.  Alico Parent irrevocably and unconditionally guarantees the obligations of the Seller hereunder.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first written above.

734 INVESTORS, LLC

By:	/s/ Remy W. Trafelet
Name: Remy W. Trafelet
Title: Authorized Person

734 AGRICULTURE, LLC

By:	/s/ Remy W. Trafelet
Name: Remy W. Trafelet
Title: Authorized Person

ALICO HOLDING, LLC

By:	/s/ David A. Koon
Name: David A. Koon
Title: Manager

By:	/s/ Yvonne Bruce
Name: Yvonne Bruce
Title: Manager

ATLANTIC BLUE GROUP, INC.

By:	/s/ David A. Koon
Name: David A. Koon
Title: President and CEO

[Signature Page to Stock Purchase Agreement]

Exhibit A

Form of Non-Foreign Affadavit

Exhibit A

FORM OF NON-FOREIGN AFFADAVIT

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that a transferee of a United States real property interest must withhold tax if the transferor is a foreign person. For U.S. federal income tax purposes (including Section 1445), the owner of a disregarded entity which holds legal title to a United States real property interest under local law (and not the disregarded entity itself) will be the transferor of such property.

To inform [Buyer] (the “Transferee”) that withholding of tax is not required upon the transfer by [Parent of Seller] (the “Transferor”) of a United States real property interest (the “Property”) held by [Seller], an entity wholly owned by the Transferor and disregarded as an entity separate from the Transferor for U.S. Federal income tax purposes, the undersigned hereby certifies the following on behalf of Transferor:

(1)       The Transferor is not a foreign corporation, foreign partnership, foreign trust, foreign estate or foreign person (as those terms are defined in the Code and the Treasury Regulations promulgated thereunder).

(2)       The Transferor is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii).

(3)       The Transferor’s U.S. employer identification number is ________________.

(4)       The Transferor’s office address is:

_______________________

_______________________

_______________________

The Transferor understands that this certification may be disclosed to the Internal Revenue Service by the Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Transferor.

[Transferor]

By:
Signature

Printed Name

Title

Dated: _________________

Schedule A

Certificate of the Company’s Transfer Agent

Capital Breakdown Report
ALICO INC	Compiled 10/14/2013 3:45:00 PM

C01  COMMON STOCK
Include Back Date = Yes

Issued Share Breakdown as at 11 Oct 2013
Capitalization	Shares/Units
Issued
Outstanding	7,309,672
Treasury	67,434
Issued	7,377,106

Director Authorized Share Breakdown as at 11 Oct 2013
Capitalization	Shares/Units
Director Authorized
Issued	7,377,106
Reserves	0
Director Authorized	7,377,106

Shareholder Authorized Share Breakdown as at 11 Oct 2013
Capitalization	Shares/Units
Shareholder Authorized
Issued	7,377,106
Reserves	0
Unallocated	7,622,894
Total	15,000,000
Shareholder Authorized	(15,000,000)
*Variance	0

*Please refer to your RM for additional detail pertaining to any variances

| CERTAINTY | INGENUITY | ADVANTAGE |

Schedule B

Members of the Board of Directors Following Closing*

1.	George Brokaw
2.	Andrew Krusen
3.	Benjamin Fishman
4.	Henry Slack
5.	Remy Trafelet
6.	Clayton Wilson
7.	Greg Eisner
8.	Ramon Rodriguez

* It being understood that Section 3.1(c)(i) of the Agreement shall not be operative with respect to any individual listed below if such individual refuses to serve as a director of the Company or is unable to serve as a director of the Company due to death or incapacity.

Schedule 1.2(c)

Schedule of Liens

1.           Liens created by or resulting from the Stock Pledge Agreement, dated September 24, 2008, by Alico Holding, LLC to Farm Credit of Florida, ACA, as successor to Farm Credit of Southwest Florida, ACA, as amended by the First Amendment to Stock Pledge Agreement, dated November 20, 2008, the Second Amendment to Stock Pledge Agreement, dated February 4, 2009 and the Third Amendment to Stock Pledge Agreement, dated September 20, 2012 (the “Pledge Agreement”) to secure the obligations of Alico Parent, the Seller, Blue Head Ranch, LLC, Blue Head Farms, LLC, Tri-County Grove, LLC, Phoenix Industries, LLC, Atlanticblue Warehousing, LLC and Footman Trail, LLC under the Amended and Restated Loan Agreement (the “Amended and Restated Loan Agreement”), dated as of September 20, 2012, by and between Farm Credit of Florida, ACA  and the Borrowers named therein; Such liens to be released at Closing.

2.           Liens created by or resulting from the Pledged Account Agreement, dated as of December 19, 2011, by and between  RBC Correspondent Services, a division of RBC Capital Markets, LLC, Centerstate Bank of Florida, N.A., NBO Securities, Inc. and the Seller (the “Pledged Account Agreement”) to secure the obligations of Alico Parent, Blue Head Ranch, LLC and the Seller under the Loan Agreement (the “Centerstate Loan Agreement”), dated December 19, 2011, by and between Centerstate Bank of FLA, N.A. and the Borrowers named therein; Such liens to be released at Closing.

3.           Seller may enter into one or more margin loans prior to the Closing; any such loans to be repaid and such liens, if any, to be released at or prior to the Closing.

Schedule 1.2(g)(iii)

Schedule of Consents

1.           The Amended and Restated Loan Agreement and related loan documents, including the Pledge Agreement, such loan to be repaid at Closing.

2.           The Centerstate Loan Agreement and the related loan documents, including the Pledged Account Agreement, such loan to be repaid at Closing.

3.           Credit Agreement, dated as of July 27, 2009, by and among Alico Parent, the Seller, Blue Head Ranch, LLC, Blue Head Farms, LLC, Blue Head Cattle, LLC, Tri-County Grove, LLC, Phoenix Industries, LLC, Footman Trail, LLC, AtlanticBlue Warehousing, LLC and Rabo Agrifinance, Inc.; such loan to be repaid at Closing.

4.           Seller may enter into one or more margin loans prior to the Closing; any such loans to be repaid at or prior to the Closing.

Schedule 1.2(g)(iv)

Schedule of Defaults

1.           The Amended and Restated Loan Agreement and related loan documents, including the Pledge Agreement, such loan to be repaid at Closing.

2.           The Centerstate Loan Agreement and the related loan documents, including the Pledged Account Agreement, such loan to be repaid at Closing.

3.           Credit Agreement, dated as of July 27, 2009, by and among Alico Parent, the Seller, Blue Head Ranch, LLC, Blue Head Farms, LLC, Blue Head Cattle, LLC, Tri-County Grove, LLC, Phoenix Industries, LLC, Footman Trail, LLC, AtlanticBlue Warehousing, LLC and Rabo Agrifinance, Inc.; such loan to be repaid at Closing.

4.           Seller may enter into one or more margin loans prior to the Closing; any such loans to be repaid at or prior to the Closing.

Schedule 1.2(h)

Knowledge of the Seller
1.	David Koon.

Schedule 1.2(l)

Board Designee

1.	Dykes Everett.

Schedule 1.3(e)

Knowledge of the Buyer

1.	George Brokaw.
2.	Remy Trafelet.